ICAP

7/20/2004

04035758

RECEIVED
SEC MAIL PROCESSING
JUL 21 2004
WASH, D.C. 208 SECTION

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 842700

SUPPL

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

dlw 7/26

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

20 July 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX NO: 020 7588 6057

Dear Sirs

ICAP plc AVS No: 842700
Scottish Widows Investment Partnership Limited

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO: 842700

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **Notification of material interests of Scottish Widows Investment Partnership Limited. Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited are also deemed to be interested in these shares as, like Scottish Widows Investment Partnership, they are all companies within the Lloyds TSB Group of Companies.**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired **Not disclosed**	6. Percentage of issued class **N/A**	7. Number of shares/amount of stock disposed **Not disclosed**	8. Percentage of issued class **N/A**

9. Class of security **ORDINARY SHARES OF 10P EACH**	10. Date of transaction **Not disclosed**	11. Date company informed **20.07.04**
12. Total holding following this notification **19,230,790**	13. Total percentage holding of issued class following this notification **3.331%**	

14. Any additional information	15. Name of contact and telephone number for queries **KATHRYN DICKINSON** **020 7000 5782**

16. Name and signature of authorised company official responsible for making this notification

Date of notification **20 July 2004**

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries: UK Listing Authority

Sedol	Company Name	Stock Description	Total Fund Amount	Group Company	Fund	Registered Holder	Interest
3387216	ICAP PLC	ORD GBP0.10	3,134,000.000	SWIP	AALAA	STATE STREET NOMINEES LTD A/C 3BY2	Material
			2,226,746.000	SWIP	AALSU	STATE STREET NOMINEES LTD A/C 3C5U	Material
			86,000.000	SWIP	AA2AA	STATE STREET NOMINEES LTD A/C 3BY3	Material
			122,000.000	SWIP	AEO	STATE STREET NOMINEES LTD A/C W36A	Material
			215,700.000	SWIP	ALEQI	STATE STREET NOMINEES LTD A/C W32L	Material
			38,472.000	SWIP	ALSPF	STATE STREET NOMINEES LTD A/C W3L2	Material
			750,300.000	SWIP	APEQU	STATE STREET NOMINEES LTD A/C W33H	Material
			836,200.000	SWIP	BHIAA	STATE STREET NOMINEES LTD A/C XBJ2	Material
			443,153.000	SWIP	BPLAA	STATE STREET NOMINEES LTD A/C XBJ3	Material
			2,708,000.000	SWIP	FEI	STATE STREET NOMINEES LTD A/C W3J3	Material
			50,190.000	SWIP	FII	STATE STREET NOMINEES LTD A/C W318	Material
			75,204.000	SWIP	FSL	STATE STREET NOMINEES LTD A/C WJJ9	Material
			502,091.000	SWIP	GIEQU	STATE STREET NOMINEES LTD A/C XBP7	Material
			1,669,000.000	SWIP	GPS	STATE STREET NOMINEES LTD A/C XBY4	Material
			1,193,832.000	SWIP	GPSSU	STATE STREET NOMINEES LTD A/C XC5W	Material
			66,255.000	SWIP	IVI	STATE STREET NOMINEES LTD A/C W39Q	Material
			53,130.000	SWIP	LSOPS	STATE STREET NOMINEES LTD A/C XBY5	Material
			62,860.000	SWIP	LLEQI	STATE STREET NOMINEES LTD A/C W32Z	Material
			948,820.000	SWIP	LLINL	STATE STREET NOMINEES LTD A/C W33B	Material
			188,000.000	SWIP	NOI	STATE STREET NOMINEES LTD A/C W39N	Material
			471,804.000	SWIP	PEO	STATE STREET NOMINEES LTD A/C W36U	Material
			558,304.000	SWIP	TSLTA	STATE STREET NOMINEES LTD A/C XBX6	Material
			15,806.000	SWIP	TSPIP	STATE STREET NOMINEES LTD A/C XBS8	Material
			2,615,926.000	SWIP	NOI	STATE STREET NOMINEES LTD A/C W39F	Material
			19,230,790.000				

End of Report: HB005082

JAMES HILL